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CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated February 28, 2014 on the consolidated financial statements of Ritchie Bros. Auctioneers Incorporated as at December 31, 2013 and for the year then ended, and the effectiveness of internal control over financial reporting of Ritchie Bros. Auctioneers Incorporated as of December 31, 2013 filed with the Securities and Exchange Commission.

We also consent to the incorporation by reference of each of the above reports in the Registration Statements (Nos. 333-65533, 333-71577 and 333-188350) on Form S-8 of Ritchie Bros. Auctioneers Incorporated.

Vancouver, Canada,
February 28, 2014.	Chartered accountants